GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California 95742
March 8, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny
Attorney-Advisor,
Office of Mergers and Acquisitions

Re:	GenCorp Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2006
File No. 1-01520

Ladies and Gentlemen:
     The undersigned acknowledges that (1) GenCorp is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) GenCorp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Mark A. Whitney
Mark A. Whitney
Vice President, Law; Deputy General Counsel and Assistant Secretary GenCorp Inc.

cc :	Robert A. Profusek, Esq., Jones Day
Christopher J. Hewitt, Esq., Jones Day